SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 3)*

                        ACCENTIA BIOPHARMACEUTICALS, INC.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    00430L10
                                    ---------
                                 (CUSIP Number)

                                December 31, 2010
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1 (b)
         |X| Rule 13d-1 (c)
         |_| Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00430L10
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (In Liquidation)* S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  6,901,299 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  6,901,299 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,901,299 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.30%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
*Based on 69,600,721 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of November 30, 2010, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2010. As of December 31, 2010, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 2,315,103 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, and (iii) a warrant (the "ABPIPRELONG Warrant" and together with the ABPIAR1B Warrant, the "Warrants") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). As of December 31, 2010, Valens US, VOFF SPV II, PSource and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato" and, together with Valens US, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $8,800,000 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: PSource Structured Debt Limited
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  6,901,299 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  6,901,299 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,901,299 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.30%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
*Based on 69,600,721 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of November 30, 2010, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2010. As of December 31, 2010, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 2,315,103 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, and (iii) a warrant (the "ABPIPRELONG Warrant" and together with the ABPIAR1B Warrant, the "Warrants") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). As of December 31, 2010, Valens US, VOFF SPV II, PSource and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato" and, together with Valens US, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $8,800,000 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Laurus Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  6,901,299 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  6,901,299 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,901,299 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.30 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
*Based on 69,600,721 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of November 30, 2010, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2010. As of December 31, 2010, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 2,315,103 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, and (iii) a warrant (the "ABPIPRELONG Warrant" and together with the ABPIAR1B Warrant, the "Warrants") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). As of December 31, 2010, Valens US, VOFF SPV II, PSource and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato" and, together with Valens US, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $8,800,000 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  6,901,299 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  6,901,299 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,901,299 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.30%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
*Based on 69,600,721 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of November 30, 2010, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2010. As of December 31, 2010, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 2,315,103 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, and (iii) a warrant (the "ABPIPRELONG Warrant" and together with the ABPIAR1B Warrant, the "Warrants") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). As of December 31, 2010, Valens US, VOFF SPV II, PSource and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato" and, together with Valens US, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $8,800,000 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0811267
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  6,901,299 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  6,901,299 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,901,299 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.30%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
*Based on 69,600,721 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of November 30, 2010, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2010. As of December 31, 2010, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 2,315,103 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, and (iii) a warrant (the "ABPIPRELONG Warrant" and together with the ABPIAR1B Warrant, the "Warrants") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). As of December 31, 2010, Valens US, VOFF SPV II, PSource and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato" and, together with Valens US, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $8,800,000 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  6,901,299 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  6,901,299 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,901,299 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.30%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
*Based on 69,600,721 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of November 30, 2010, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2010. As of December 31, 2010, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 2,315,103 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, and (iii) a warrant (the "ABPIPRELONG Warrant" and together with the ABPIAR1B Warrant, the "Warrants") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). As of December 31, 2010, Valens US, VOFF SPV II, PSource and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato" and, together with Valens US, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $8,800,000 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  6,901,299 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  6,901,299 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,901,299 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.30%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
*Based on 69,600,721 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of November 30, 2010, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2010. As of December 31, 2010, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 2,315,103 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, and (iii) a warrant (the "ABPIPRELONG Warrant" and together with the ABPIAR1B Warrant, the "Warrants") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). As of December 31, 2010, Valens US, VOFF SPV II, PSource and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato" and, together with Valens US, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $8,800,000 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Chris Johnson

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  6,901,299 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  6,901,299 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,901,299 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.30%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
*Based on 69,600,721 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of November 30, 2010, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2010. As of December 31, 2010, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 2,315,103 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, and (iii) a warrant (the "ABPIPRELONG Warrant" and together with the ABPIAR1B Warrant, the "Warrants") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). As of December 31, 2010, Valens US, VOFF SPV II, PSource and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato" and, together with Valens US, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $8,800,000 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Russell Smith

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  6,901,299 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  6,901,299 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,901,299 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.30%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
*Based on 69,600,721 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of November 30, 2010, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2010. As of December 31, 2010, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 2,315,103 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, and (iii) a warrant (the "ABPIPRELONG Warrant" and together with the ABPIAR1B Warrant, the "Warrants") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). As of December 31, 2010, Valens US, VOFF SPV II, PSource and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato" and, together with Valens US, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $8,800,000 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States and Israel
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  6,901,299 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  6,901,299 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,901,299 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.30 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
*Based on 69,600,721 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of November 30, 2010, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2010. As of December 31, 2010, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 2,315,103 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, and (iii) a warrant (the "ABPIPRELONG Warrant" and together with the ABPIAR1B Warrant, the "Warrants") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). As of December 31, 2010, Valens US, VOFF SPV II, PSource and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato" and, together with Valens US, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $8,800,000 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  6,901,299 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  6,901,299 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,901,299 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.30 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
*Based on 69,600,721 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of November 30, 2010, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2010. As of December 31, 2010, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 2,315,103 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, and (iii) a warrant (the "ABPIPRELONG Warrant" and together with the ABPIAR1B Warrant, the "Warrants") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). As of December 31, 2010, Valens US, VOFF SPV II, PSource and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato" and, together with Valens US, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $8,800,000 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10

Item 1(a).  Name of Issuer: Accentia Biopharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            324 SOUTH HYDE PARK AVE
            SUITE 350
            TAMPA FL 33606

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (In Liquidation)*

            This Schedule 13G, as amended, is also filed on behalf of PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Chris Johnson, Russell Smith, Eugene Grin and David Grin. Laurus Master Fund, Ltd. (In Liquidation) is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The Joint Official Liquidators have discretion over the management of Laurus Master Fund, Ltd. (In Liquidation) and the disposition of its assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this Schedule 13G, as amended. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to Laurus Master Fund, Ltd. (In Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this Schedule 13G, as amended, subject to the oversight and preapproval rights of the Joint Official Liquidators and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the Joint Official Liquidators at their discretion. Laurus Capital Management, LLC manages PSource Structured Debt Limited, subject to certain preapproval rights of the board of directors of PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens Offshore SPV II, Corp. and Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (In Liquidation) (subject to the oversight and preapproval rights of the Joint Official Liquidators), PSource Structured Debt Limited, Valens Offshore SPV II, Corp., and Valens U.S. SPV I, LLC reported in this Schedule 13G, as amended. The Joint Official Liquidators share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (In Liquidation). Information related to each of Laurus Capital Management, LLC, Valens Offshore SPV II, Corp., PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Chris Johnson, Russell Smith, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 875
            Third Avenue, 3rd Floor, New York, NY 10022

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  00430L10

Item 3.     Not Applicable

Item 4.     Ownership:

        (a) Amount Beneficially Owned: 6,901,299 shares of Common Stock

        (b) Percent of Class: 9.30%

        (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 6,901,299 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  6,901,299 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-----------------------------------
*Based on 69,600,721 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of November 30, 2010, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2010. As of December 31, 2010, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 2,315,103 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, and (iii) a warrant (the "ABPIPRELONG Warrant" and together with the ABPIAR1B Warrant, the "Warrants") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). As of December 31, 2010, Valens US, VOFF SPV II, PSource and Erato Corporation, a Delaware corporation and wholly owned subsidiary of the Fund ("Erato" and, together with Valens US, VOFF SPV II and PSource, the "Note Holders") also hold secured term notes issued by the Company in the aggregate principal amount of $8,800,000 (the "Notes"). The Company may at any time request to convert all or a portion of the principal and/or interest outstanding under the Notes into Shares using a conversion price equal to ninety percent (90%) of the average closing price of the Shares as publicly reported for the ten (10) trading days immediately preceding the date of such request, provided that, no conversion of the Notes may occur unless the Note Holders have consented to such conversion in writing. The Note Holders do not have an independent right to elect to convert into Shares any amounts outstanding under the Notes. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 11, 2011
                                    -----------------
                                    Date

                                    Laurus Master Fund, Ltd. (In Liquidation)


                                       /s/ Russell Smith
                                    -----------------------------------------

                                    Russell Smith
                                    Joint Official Liquidator (for the account of Laurus Master Fund, Ltd. and with no personal liability)
                                    February 11, 2011

CUSIP No. 00430L10

APPENDIX A

A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Business          875 Third Avenue, 3rd Floor
   Address:          New York, New York 10022

   Place of
   Organization:     Delaware

B. Name: PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey

   Business          c/o Laurus Capital Management, LLC
   Address:          875 Third Avenue, 3rd Floor
                     New York, New York 10022
   Place of
   Organization:     Guernsey

C. Name: Valens Offshore SPV I, Ltd., a Cayman Islands limited company

   Business          c/o Valens Capital Management, LLC
   Address:          875 Third Avenue, 3rd Floor
                     New York, New York 10022
   Place of
   Organization:     Delaware

D. Name:             Valens Offshore SPV II, Corp., a Delaware corporation

   Business          c/o Valens Capital Management, LLC
   Address:          875 Third Avenue, 3rd Floor
                     New York, New York 10022
   Place of
   Organization:     Delaware

E. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Business          c/o Valens Capital Management, LLC
   Address:          875 Third Avenue, 3rd Floor
                     New York, New York 10022

   Place of
   Organization:     Delaware

F. Name: Valens Capital Management, LLC, a Delaware limited liability company

   Business          875 Third Avenue, 3rd Floor
   Address           New York, New York 10022

   Place of
   Organization:     Delaware

G. Name:             David Grin

   Business          c/o Laurus Capital Management, LLC
   Address:          875 Third Avenue, 3rd Floor
                     New York, New York 10022

   Principal         Principal of Valens Capital Management, LLC
   Occupation:       Principal of Laurus Capital Management, LLC

   Citizenship:      United States and Israel

H. Name:             Eugene Grin

   Business          c/o Laurus Capital Management, LLC
   Address:          875 Third Avenue, 3rd Floor
                     New York, New York 10022

   Principal         Principal of Valens Capital Management, LLC
   Occupation:       Principal of Laurus Capital Management, LLC

   Citizenship:      United States

I. Name:             Chris Johnson

   Business          Elizabethan Square, 80 Shedden Road, George Town,
   Address:          Grand Cayman, Cayman Islands KY1-1104

   Principal         Managing Director, Johnson Smith Associates Ltd.
   Occupation:

   Citizenship:      Cayman Islands

J. Name:             Russell Smith

   Business          Elizabethan Square, 80 Shedden Road, George Town,
   Address:          Grand Cayman, Cayman Islands KY1-1104

   Principal         Director, Johnson Smith Associates Ltd.
   Occupation:

   Citizenship:      Cayman Islands

CUSIP No. 00430L10

Each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Chris Johnson, Russell Smith, David Grin and Eugene Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited

Laurus Capital Management, LLC,

By Laurus Capital Management, LLC,
individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    February 11, 2011


Valens U.S. SPV I, LLC

Valens Offshore SPV I, Ltd.

Valens Offshore SPV II, Corp.


By Valens Capital Management, LLC
individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    February 11, 2011


/s/ Chris Johnson
-----------------------------------------
    Chris Johnson, on his individual behalf
    February 11, 2011


/s/ Russell Smith
-----------------------------------------
    Russell Smith, on his individual behalf
    February 11, 2011

/s/ David Grin
-----------------------------------------
    David Grin, individually on his own behalf
    February 11, 2011

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin, individually on his own behalf
    February 11, 2011